SHUN TAK

Shun Tak Holdings Limited
Penthouse 39/F., West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel: 2859 3111 Fax: 2857 7181

04024994

29th April, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-2)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b) (iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Mr. Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.

Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED

Daisy Ho
Director

5/18

MAY 10 2004

Encl.

File No. 82-3357

Annex A to Letter to the SEC
dated 29 April 2004 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document	Check if Enclosed
Title: 2003 Annual Report, Audited Accounts and Auditors' Report Date: as of 31 December 2003 Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	X
Title: Half Yearly Report and Preliminary Announcement Date: as of ________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Notification of Changes in Officers (Directors, Secretaries and Auditors) Date: 19 April 2004	X
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___
Title: Notification of Change in Registered Office Date: ________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___

Title: Notification of Changes in Rights attaching to Securities
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notifications of Material Events to Keep Market Fully Informed
Date: ________________ ___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of "Notifiable Transactions"
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Meetings of Board of Directors at which:
(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses
is to be approved for publication
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Reasons for Allotment of Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Repurchases of Company's Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Circular Sent to Shareholders
Date: 29 April 2004
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) X

Title: Notification of Winding Up Proceedings (or Similar Actions)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Annual General Meetings
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Filing of Annual Return
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Prospectus
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Notification of All Changes to Memorandum and Articles of Association
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of Board Approvals for:
(i) decision to make or recommend declaration of distribution to security holders;
(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected
(iii) preliminary announcements of profits or losses;
(iv) proposed changes to capital structure, including redemption of securities;
(v) changes to general character of nature of business
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Individual substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Title: Corporate substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Other:

Title: Notice of Extraordinary General Meeting

Date: 29 April 2004

Entity requiring item: X

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Shun Tak Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 0242)

PROPOSALS FOR

(1) GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES,

(2) RE-ELECTION OF DIRECTORS AND

(3) AMENDMENTS TO THE ARTICLES OF ASSOCIATION

29th April, 2004

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 0242)

Directors:
Dr. Stanley Ho *(Group Executive Chairman)*
Sir Roger Lobo**
Mr. Robert Kwan**
Dato' Dr. Cheng Yu Tung*
Mrs. Mok Ho Yuen Wing, Louise*
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Andrew Tse
Mr. Anthony Chan
Ms. Maisy Ho
Mr. Shum Hong Kuen, David

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road
Central Hong Kong

* *Non-Executive Directors*
** *Independent Non-Executive Directors*

29th April, 2004

To the shareholders,

Dear Sir or Madam,

PROPOSALS FOR
(1) GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES,
(2) RE-ELECTION OF DIRECTORS, AND
(3) AMENDMENTS TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

(i) **General Mandates**

Pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Hong Kong Companies Ordinance (Cap 32) (the "Companies Ordinance"), listed companies incorporated in Hong Kong may in certain circumstances, if authorised by their Articles of Association, purchase their own shares.

On 11th June, 2003, general mandates were given by the Company to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of HK$0.25 each of the Company ("Shares") and to issue new Shares. Under the Hong Kong Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company. Ordinary resolutions will therefore be proposed at the forthcoming annual general meeting of the Company to be held on 3rd June, 2004 (the "Annual General Meeting") for the grant of these general mandates.

The purpose of this circular dated 29th April, 2004 (the "Circular") is to, inter alia, provide you with information regarding the proposed general mandates to repurchase Shares and to issue new Shares.

(ii) **Re-election of Directors**

In accordance with Articles 73, 77 and 79 of the Company's Articles of Association, the Directors retiring by rotation at the Annual General Meeting are Mr. Kwan Chiu Yin, Robert, Ms. Ho Chiu Fung, Daisy, Dr. So Shu Fai, Ambrose and Mr. Shum Hong Kuen, David who, being eligible, offer themselves for re-election ("Re-election").

The purpose of the Circular is to, inter alia, provide you with information regarding the proposed Re-election.

(iii) **Articles of Association**

As a result of the changes made to the Listing Rules on 31st March 2004, the Company is required to amend its Articles of Association ("the Articles") so as to comply with the amendments to the Listing Rules (the "Listing Rules Amendments"). A change has also been proposed to the Articles to reflect the changes made to the Companies Ordinance by the Companies (Amendment) Ordinance (Ord. No. 28 of 2003). A further change has been proposed to amend the interpretation of "recognized clearing house" in Article 67A of the Articles in accordance with the Securities and Futures Ordinance (Cap 571) (the "SFO Amendments"). Finally, as part of the periodic review by the Company of the Articles, various changes considered to be necessary and/or beneficial to the Company have been proposed to the Articles.

The purpose of the Circular is to, inter alia, provide you with information regarding the proposed amendments to the Articles.

GENERAL MANDATE TO REPURCHASE SHARES

The ordinary resolution set out in item 5 of the notice of the Annual General Meeting, if passed, will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares at any time until the next annual general meeting of the Company following the passing of the ordinary resolution, or such earlier period as stated in the ordinary resolution, up to a maximum of 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed (the "Repurchase Mandate").

An explanatory statement as required under the Listing Rules to provide the requisite information regarding the Repurchase Mandate, is set out in Appendix 1 to the Circular.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, the ordinary resolution set out in item 6 of the notice of the Annual General Meeting will be proposed which, if passed, will give the Directors a general mandate to issue new Shares representing up to (i) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed plus (ii) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (the "Issue Mandate").

RE-ELECTION OF DIRECTORS

At the Annual General Meeting, the ordinary resolution set out in item 3 of the notice of the Annual General Meeting will be proposed which, if passed, will re-elect Mr. Kwan Chiu Yin, Robert, Ms. Ho Chiu Fung, Daisy, Dr. So Shu Fai, Ambrose and Mr. Shum Hong Kuen, David as Directors. Details of the above Directors required to be disclosed by the Listing Rules are set out in Appendix 2 to the Circular.

AMENDMENTS TO ARTICLES OF ASSOCIATION AND POLL DEMAND

At the Extraordinary General Meeting (the "EGM") to be convened immediately after the conclusion of the Annual General Meeting, the special resolution set out in the notice of the EGM will be proposed which, if passed, will approve changes to be made to the Articles. In addition to changes proposed for general corporate governance, some changes are required for the purposes of complying with the Listing Rules Amendments, the SFO Amendments and to reflect changes to the Companies Ordinance. As part of the periodic review by the Company of the Articles, various changes considered to be necessary and/or beneficial to the Company have been proposed to the Articles.

An explanation of the changes being proposed to the Articles is set out in Appendix 3 to the Circular.

In addition, the Directors wish to disclose the procedure by which shareholders may demand a poll at any general meeting of the Company by restating certain provisions contained in the Articles as set out in Appendix 4 to the Circular.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the Repurchase Mandate, the Issue Mandate and the Re-election, is set out in the annual report 2003 of the Company accompanying the Circular.

There is enclosed a form of proxy for use at the Annual General Meeting. You are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the meeting, whether or not you intend to be present at the meeting. The completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting should you wish to do so.

EXTRAORDINARY GENERAL MEETING

The notice of EGM, which contains the special resolution to approve the changes to the Articles, is attached to the Circular.

There is also attached a form of proxy for use at the EGM. You are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the meeting, whether or not you intend to be present at the meeting. The completion and return of the form of proxy will not prevent you from attending and voting in person at the EGM should you wish to do so.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Issue Mandate, the Re-election and the approval of the proposed changes to the Articles are in the interests of the Company and its shareholders as a whole and accordingly recommend shareholders to vote in favour of (i) the resolution to be proposed at the Annual General Meeting to approve the Re-election; (ii) the ordinary resolutions to be proposed at the Annual General Meeting to approve the Repurchase Mandate and the Issue Mandate respectively; and (iii) the special resolution to be proposed at the EGM to approve the proposed changes to the Articles.

RESPONSIBILITY STATEMENT

The Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
Stanley Ho
Group Executive Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. SHARE CAPITAL

As at 27th April, 2004, being the latest practicable date for ascertaining certain information in the Circular (the "Latest Practicable Date"), the issued share capital of the Company comprised 2,003,944,388 Shares. Subject to the passing of the ordinary resolution, and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 200,394,438 Shares.

2. REASONS FOR REPURCHASES

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in future when depressed market conditions arise, repurchases of Shares may support the share price and lead to an enhancement of the net asset value of the Company and/or its earnings per Share. It would then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

3. FUNDING OF REPURCHASES

Repurchases would be funded entirely from the Company's available cashflow or working capital facilities which will be funds legally available for that purpose and in accordance with the Companies Ordinance and the Memorandum and Articles of Association of the Company.

The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or from the proceeds of a new issue of shares made for that purpose. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the company. Where the repurchased shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of shares made for the purposes of the share repurchase up to certain limits specified by the Companies Ordinance.

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2003) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would in the circumstances have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	Highest *HK$*	Lowest *HK$*
2003		
April	1.890	1.570
May	2.100	1.760
June	2.250	2.025
July	2.575	2.075
August	2.750	2.400
September	2.950	2.625
October	3.025	2.525
November	2.700	2.475
December	3.050	2.625
2004		
January	3.325	2.925
February	3.725	3.100
March	3.625	3.225

5. GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the Companies Ordinance.

If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors are not aware of any consequences which may arise under the Takeover Code as a result of any purchases which may be made under the Repurchase Mandate. As at the Latest Practicable Date, Shun Tak Shipping Company, Limited, Sociedade de Turismo e Diversoes de Macau, S.A.R.L. ("STDM") and Dr. Stanley Ho (and his associates) were together beneficially interested in approximately 54.78 per cent. of the issued share capital of the Company. Based on these shareholdings, and in the event that the Directors were to exercise in full the power to repurchase Shares under the Repurchase Mandate, the combined shareholdings of Shun Tak Shipping Company, Limited, STDM and Dr. Stanley Ho (and his associates) would increase to approximately 60.87 per cent. of the issued share capital of the Company.

The Directors have no present intention to exercise the Repurchase Mandate to such an extent that such exercise would result in takeover obligations under the Takeover Code.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if such Repurchase Mandate is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders.

6. SHARE PURCHASE MADE BY THE COMPANY

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of the Circular.

The following are the particulars of the four Directors (as required by the Listing Rules as recently amended by the Stock Exchange) proposed to be re-elected at the Annual General Meeting to be held on 3rd June, 2004.

1. **Mr. Kwan Chiu Yin, Robert**, aged 67, joined the Group in 1994. He is currently an Independent Non-Executive Director of the Company. Mr. Kwan is also an Independent Non-Executive Director of Melco International Development Limited and a Non-Executive Director of CK Life Sciences Int'l., (Holdings) Inc. Mr. Kwan holds a Master of Arts degree from Cambridge University, United Kingdom and qualified as a Fellow of the Institute of Chartered Accountants in England and Wales and as a Fellow of the Hong Kong Society of Accountants. He is past Chairman of Deloitte Touche Tohmatsu, Certified Public Accountants.

   Mr. Kwan has no relationship with any director, senior management or substantial or controlling shareholder of the Company. Mr. Kwan does not have any interests in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance.

   As an Independent Non-Executive Director, Mr. Kwan is entitled to receive an annual director's fee of HK$200,000 and an additional HK$100,000 as Chairman of the Audit Committee. His term of appointment as a director will be in accordance with the Company's Articles of Association.

2. **Ms. Ho Chiu Fung, Daisy**, aged 39, joined the Group in 1994. She is currently Deputy Managing Director and Chief Financial Officer of the Company and also a director of a number of the Company's subsidiaries. In addition to participating in the Group's strategic planning and development, Ms. Ho is responsible for the Group's overall financial activities as well as property sales and investments. Ms. Ho holds a Master of Business Administration degree in finance from the University of Toronto and a Bachelor's degree in marketing from the University of Southern California.

   Ms. Ho is a daughter of Dr. Stanley Ho, the Group Executive Chairman and a substantial shareholder of the Company. Ms. Ho is also a director of Shun Tak Shipping Company, Limited, a substantial shareholder of the Company. Ms. Ho is a sister of Ms. Pansy Ho and Ms. Maisy Ho and a niece of Mrs. Louise Mok, directors of the Company. Save as disclosed, Ms. Ho has no other relationship with any director, senior management or substantial or controlling shareholder of the Company. Ms. Ho has a personal interest of 24,801,811 shares of the Company and a corporate interest of 97,820,707 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

   As a director, Ms. Ho is entitled to receive an annual director's fee of HK$5,000. Her term of appointment as a director will be in accordance with the Company's Articles of Association.

3. **Dr. So Shu Fai, Ambrose**, aged 53, joined the Group in 1975. He is currently an Executive Director and also a director of a number of the Company's subsidiaries. Dr. So is also an Independent Non-Executive Director of Yu Ming Investments Limited and a Non-Executive Director of Emperor Entertainment Group Limited. He is responsible for the activities relating to Group administration and corporate development. Dr. So holds a Bachelor's degree in science from the University of Hong Kong and a Doctoral degree in Management Studies. Dr. So is an associate member of the Institute of Chartered Secretaries and Administrators.

   Dr. So is the company secretary of Shun Tak Shipping Company, Limited, a substantial shareholder of the Company. Save as disclosed, Dr. So has no other relationship with any director, senior management or substantial or controlling shareholder of the Company. Dr. So has a personal interest of 10,406,250 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

   As a director, Dr. So is entitled to receive an annual director's fee of HK$5,000. His term of appointment as a director will be in accordance with the Company's Articles of Association.

4. **Mr. Shum Hong Kuen, David**, aged 49, joined the Group in 1992. He is currently an Executive Director of the Company and also a director of a number of the Company's subsidiaries. He is responsible for the investment activities of the Group. Mr. Shum holds a Master's degree in Business Administration from the University of California, Berkeley, USA.

   Mr. Shum is a member of the supervisory committee of Sociedade de Turismo e Diversoes de Macau, S.A.R.L. ("STDM") which is a substantial shareholder of the Company. Mr. Shum is also a shareholder of STDM. Save as disclosed, Mr. Shum has no relationship with any director, senior management or substantial or controlling shareholder of the Company. Mr. Shum does not have any interests in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance.

   As a director, Mr. Shum is entitled to receive an annual director's fee of HK$5,000. His term of appointment as a director will be in accordance with the Company's Articles of Association.

This appendix is intended to provide information with respect to the proposed changes to the Articles.

1. LISTING RULES AMENDMENTS

As a result of the Listing Rules Amendments, the following changes have been proposed to the Articles:

(a) **shareholder voting** — the Listing Rules Amendments required that the Company's articles of association contain a provision to the effect that where the Listing Rules require a shareholder to abstain from voting on a resolution or restrict the shareholder to voting in favour or against a resolution, any votes cast by the shareholder in contravention of such requirement or restriction shall not be counted;

(b) **period of notice for election** — the Listing Rules Amendments amended the period for delivery to the company of a notice proposing a director for election to the Board;

(c) **director interests** — the Listing Rules Amendments extended the prohibition on a director voting on, and being counted in, the quorum for meetings approving, contracts or arrangements in which a director, or his associates, has a material interest. Exemptions from this prohibition were similarly extended; and

(d) **appointment of scrutineer** — the Listing Rules Amendments required the Company to appoint "its auditors, share registrar or external accountants who are qualified to serve as its auditors" to be scrutineers for the vote-taking in a general meeting where voting is taken on a poll.

2. COMPANIES ORDINANCE AMENDMENTS

As a result of the changes made to the Companies Ordinance by the Companies (Amendments) Ordinance (No. 28 of 2003), the following change has been proposed to the Articles:

(a) **resolution for director removal** — a company may now, by ordinary resolution, remove a director prior to the expiry of his period of office. A special resolution had previously been required.

3. SFO AMENDMENTS

As a result of SFO Amendments, the following change has been proposed to the Articles:

(a) **interpretation of "recognized clearing house" in Article 67A** — the interpretation of "recognized clearing house" shall be amended to the effect that reference to the repealed Securities and Futures (Clearing House) Ordinance in such interpretation shall be replaced by the Securities and Futures Ordinance (Cap 571).

4. REVIEW AMENDMENTS

As a result of the periodic review by the Company of the Articles, the following changes have been proposed:

(a) **notices of Board and committee meetings** — the Company must send notices of Board and committee meetings to Directors and committee members absent from Hong Kong.

(b) **quorum of Board meetings** — Managing Director and/or Deputy Managing Director must constitute part of the quorum.

(c) **delegation by the Board to committees** — the Board may, at any time and on such terms and conditions as it thinks fit, delegate any of its powers, authorities and discretions to any committee which must (i) consist of Managing Director and/or Deputy Managing Director and (ii) have a quorum of a majority of Directors appointed to such committee and Managing Director and/or Deputy Managing Director appointed thereto.

Article 56 of the Company's Articles of Association sets out the procedure by which shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall by decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Companies Ordinance, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least three members present in person or by proxy and entitled to vote; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights or all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 0242)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Shun Tak Holdings Limited (the "Company") will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchant Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Thursday, 3rd June 2004 at 2:40pm (or as soon thereafter as the Annual General Meeting of the Company convened for the same date and place shall have concluded or been adjourned) for the purpose of considering and if thought fit, passing the following resolution as a special resolution:

SPECIAL RESOLUTION

THAT the Articles of Association of the Company be altered:

(a) by the insertion in Article 3 of the following new definitions:

""associate" has the meaning given to that expression in Rule 1.01 of the Listing Rules;";

""Auditors" means the persons for the time being performing the duties of that office;";

""the Listing Rules" means the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited;";

""subsidiary" has the meaning given to that expression in Rule 1.01 of the Listing Rules;";

(b) by the deletion of the words "Assistant Managing Director" where they occur in Article 3 of the definition of "Executive Director" and the substitution therefor of the words "Deputy Managing Director";

(c) by the deletion therefrom of Article 57 in its entirety and the substitution therefor of the following:

"57. If a poll is duly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers (who shall be the Auditors, share registrar of the Company or external accountants who are qualified to serve as auditors for the Company). The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.";

(d) by the insertion of the following new Article after Article 65:

"65A. Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(e) by the deletion of the words "Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" where they occur in Article 67A and the substitution therefor of the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any amendments thereto for the time being in force";

(f) by the deletion of the word "special" where it occurs in the first line of Article 74 and the substitution therefor of the word "ordinary";

(g) by the deletion of the words "not less than seven and not more than twenty-eight clear days before the day appointed for the meeting" where they occur in the second and third lines of Article 75 and the substitution therefor of the following:

"during the period commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting";

(h) by the deletion of the words "Assistant Managing Director" where they occur in the second line of Article 81 and the substitution therefor of the words "Deputy Managing Director";

(i) by the amendment of Article 85 by:

(1) the deletion of the words "1 per cent." where they occur in the last line of paragraph (E) and the substitution therefor of the words "5 per cent.";

(2) the deletion therefrom of the existing paragraph (H) and the substitution therefor of the following:

"Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement in which he, or any of his associate(s), is to his knowledge materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) the giving of any security or indemnity either:

(a) to a Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) do not own in aggregate 5 per cent. or more;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associate(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.";

(3) the deletion therefrom of the existing paragraph (I) and the substitution therefor of the following:

"A company shall be deemed to be a company in which a Director or his associate(s) owns 5 per cent. or more if and so long as (but only if and so long as) he/they is/are (either directly or indirectly) the holder(s) of or beneficially interested in 5 per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights

(b) the quorum necessary for the transaction of the business of any such committee shall be a majority of the Directors appointed to such committee and Managing Director and/or Deputy Managing Director appointed thereto.

The scope of the relevant committees' powers, authorities and discretions shall be limited to those set out in the relevant Board resolution constituting such committee, as from time to time varied or superseded by any relevant further Board resolution, and the Board shall be entitled at any time, and from time to time, to revoke, withdraw, alter or vary any of such powers, authorities and discretions and discharge any such committee in whole or in part. Any committee so formed shall, in exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.".

By order of the Board
Ms. Angela Tsang
Company Secretary

Hong Kong, 29th April, 2004

Registered office:
Penthouse
39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend, and vote at, the above meeting is entitled to appoint one or two proxies to attend and on a poll to vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. Completion and return of the form of proxy will not preclude a member from attending and voting at the above meeting or any adjournment thereof if he so wishes. In that event, his form of proxy will be deemed to have been revoked.

4. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

5. In the case of any conflict between any translation and the English text hereof, the English text will prevail.

重要文件

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信德集團有限公司股份**全部售出**，應立即將本通函送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SHUN TAK

信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）

（股份代號：**0242**）

(1) 購回股份及發行股份之一般性授權 (2) 重選董事及 (3) 修訂組織章程細則之建議

二零零四年四月二十九日

SHUN TAK

信德集團有限公司

(依據公司條例在香港註冊成立之有限公司)

(股份代號：0242)

董事會：
何鴻燊博士(集團行政主席)
羅保爵士**
關超然先生**
拿督鄭裕彤博士*
莫何婉穎女士*
何超瓊女士(董事總經理)
何超鳳女士(副董事總經理)
蘇樹輝博士
裯永明先生
謝天賜先生
陳偉能先生
何超蕸女士
岑康權先生

註冊辦事處：
香港中環
干諾道中200號
信德中心西座39字頂樓

*　非執行董事
**　獨立非執行董事

敬啟者：

(1) 購回股份及發行股份之一般性授權 (2) 重選董事及 (3) 修訂組織章程細則之建議

緒言

(i) 一般性授權

根據香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)及香港法例第32章公司條例(「公司條例」)，倘獲其組織章程細則批准，在香港註冊成立之上市公司可在若干情況下購回其股份。

於二零零三年六月十一日，董事會獲本公司授予一般性權力以行使本公司權力購回本公司每股面值0.25港元之股份(「股份」)及發行新股份。根據香港公司條例及上市規則。該等授權將於即將召開之本公司股東週年常會完結時屆滿。因此於二零零四年六月三日召開之本公司股東週年常會(「股東週年常會」)上，將提呈普通決議案以授予該等一般性授權。

日期為二零零四年四月二十九日之本通函(「通函」)旨在為　閣下提供(其中包括)有關建議購回股份及發行新股份之一般性授權之資料。

(ii) **重選董事**

根據本公司組織章程細則第73、77及79條，將於股東週年常會上輪席告退之董事為關超然先生、何超鳳女士、蘇樹輝博士及岑康權先生，彼等合符資格，願膺選連任(「重選」)。

通函旨在(其中包括)向　閣下提供關於建議重選之資料。

(iii) **組織章程細則**

由於於二零零四年三月三十一日對上市規則作出修訂，本公司須修訂其組織章程細則(「公司細則」)，以符合上市規則之修訂(「上市規則修訂」)。此外，建議對公司細則作出修訂，以反映公司(修訂)條例(二零零三年條例第28號)對公司條例作出之修訂。此外，建議作出進一步修訂，以根據香港法例第571章證券及期貨條例(「證券及期貨條例修訂」)修訂公司細則之細則第67A條「認可結算所」之詮釋。最後，作為本公司對公司細則定期審閱工作之一部分，已建議對公司細則作出被認為必需及／或對本公司有利之修訂。

通函旨在為　閣下提供(其中包括)有關修訂公司細則之資料。

購回股份之一般性授權

股東週年常會通告內第五項所載之普通決議案如獲得通過，將授予董事會一般性及無條件之授權，以便由該決議案通過後直至本公司舉行下屆股東週年常會前或在普通決議案所列明之較早期間內，隨時行使權力以購回最多不超過本公司在通過該決議案當日之已發行股本面值總額百分之十之股份(「購回授權」)。

通函附錄一載有上市規則規定須予提供有關購回授權之必要資料之說明函件。

發行股份之一般性授權

於股東週年常會上，本公司亦將提呈股東週年常會通告內第六項所載之普通決議案，如獲通過，將授予董事會一般性授權，以發行最多不超過(i)該決議案通過當日本公司已發行股本面值總額百分之二十，另加(ii)在該決議案獲通過後本公司所購回之本公司股本面值後所得之數之新股份(「發行授權」)。

重選董事

於股東週年常會上，將提呈股東週年常會通告第3項普通決議案，如獲得通過，關超然先生、何超鳳女士、蘇樹輝博士及岑康權先生將獲重選為董事。上市規則規定須披露上述董事之詳細資料載於通函附錄二。

修訂組織章程細則及要求票選

於緊隨股東週年常會結束後召開之股東特別大會(「股東特別大會」)，將提呈股東特別大會通告所載的特別決議案，如獲通過，將批准對公司細則作出之修訂。除關於一般公司管治之建議修訂外，亦須作出其他一些修訂，以符合上市規則修訂、證券及期貨條例修訂及反映公司條例之修訂。作為本公司對公司細則定期審閱工作之一部分，已對建議之公司細則作出被認為是必需及／或對本公司有利之修改。

通函附錄三載有擬對公司細則作出修訂之說明。

此外，董事在通函附錄四重列出公司細則內若干條文，披露股東可能於任何本公司股東大會上提出進行票選要求之程序。

股東週年常會

股東週年常會通告載有(其中包括)批准購回授權、發行授權及重選之普通決議案，該通告載於隨通函附奉之本公司二零零三年年報內。

本通函隨附有股東週年常會之代表委任表格乙份。　閣下無論擬否出席該大會，均請盡早將代表委任表格按其上印備之指示填妥交回本公司之註冊辦事處，惟無論如何最遲須於常會指定舉行時間四十八小時前送達。　閣下填妥交回代表委任表格後，屆時仍可親自出席股東週年常會並於會上投票。

股東特別大會

載有批准公司細則之修訂之特別決議案之股東特別大會通告，隨附於通函內。

此外並隨附股東特別大會適用之代表委任表格。不論　閣下會否出席大會，建議　閣下根據印刷指示填妥代表委任表格，並於舉行大會之指定時間前四十八小時將之送達本公司之註冊辦事處。　閣下填妥及交回代表委任表格，屆時仍可按意願親身出席股東特別大會並於會上投票。

推薦意見

董事會認為授出購回授權及發行授權、重選以及批准公司細則之建議修訂乃符合本公司及其股東之整體利益，因此建議股東投票贊成(i)將於股東週年常會上提呈重選之決議案；(ii)將於股東週年常會上分別提呈以批准購回授權及發行授權之普通決議案；及(iii)將於股東特別大會上提呈以批准公司細則之建議改動之特別決議案。

責任聲明

通函乃遵照上市規則提供有關本公司之資料。董事共同及個別就通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，據彼等所知及所信，通函並無遺漏其他事實，以致其內容有誤導。

此致

列位股東　台照

集團行政主席
何鴻燊
謹啟

二零零四年四月二十九日

本附錄乃根據上市規則之規定作為說明函件，向　閣下提供有關購回授權之必要資料，以便　閣下考慮購回授權，並構成公司條例第49BA(3)條所規定之備忘錄。

1. 股本

於二零零四年四月二十七日(即確定通函內若干資料之最後實際可行日期(「最後實際可行日期」))，本公司已發行股本共有2,003,944,388股股份。待普通決議案獲通過後及在股東週年常會舉行前不再發行或購回股份之情況下，本公司根據購回授權將可購回最多達200,394,438股股份。

2. 購回之理由

董事會認為因購回授權所帶來之靈活性將對本公司及其股東有利。近年來，於聯交所買賣之市況有時亦頗為不穩，倘日後市場出現不景之情況，購回股份或可支持股價及提高本公司之資產淨值及／或每股盈利。此舉將會對保留投資於本公司之股東有利，蓋因彼等於本公司資產中之權益百分比將會根據本公司所購回之股份數目按比例增加。

3. 用以購回之資金

購回資金將全部由本公司之流動現金或營運資金支付，該等資金乃根據公司條例及本公司之公司組織章程大綱及組織章程細則之規定可合法作為購回用途之資金。

公司條例規定，因購回股份而須償還之資本只可用該公司之可分派溢利或為購回股份而發行新股所得之利益支付。此外，公司條例亦規定，於購回股份時所付之溢價只可由公司之可分派溢利支付。若該被購回之股份按溢價發行，於購回股份時應付之任何溢價亦可由為購回股份而另外發行股份所得之收益支付，惟數額不可超過香港公司條例所訂定之若干限額。

倘於建議購回期間隨時全面行使購回授權，將會對本公司之營運資金或資本負債狀況有重大不利影響(與截至二零零三年十二月三十一日止年度之年報所載之經審核賬目所披露之財政狀況比較)。然而，倘行使購回授權將會對本公司所需之營運資金或董事會不時認為適當之資本負債水平有任何重大不利影響，董事會不擬行使該購回授權。

4. 股份價格

本公司之股份於最後實際可行日期前十二個月每月在聯交所錄得之最高及最低成交價如下：

	最高 港元	最低 港元
二零零三年		
四月	1.890	1.570
五月	2.100	1.760
六月	2.250	2.025
七月	2.575	2.075
八月	2.750	2.400
九月	2.950	2.625
十月	3.025	2.525
十一月	2.700	2.475
十二月	3.050	2.625
二零零四年		
一月	3.325	2.925
二月	3.725	3.100
三月	3.625	3.225

5. 一般事項

董事會已向聯交所承諾，彼等將(在適用之情況下)遵照上市規則及公司條例之規定根據購回授權行使本公司之權力以購回股份。

倘因購回股份而令股東在本公司所佔之投票權權益比例有所增加，則就香港公司收購及合併守則(「收購守則」)第三十二條而言，該項權益比例增加將會被視為一項收購行動。因此，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並因而須根據收購守則第二十六條之規定提出強制性收購建議。

據董事會所知，根據購回授權而進行購回並不會產生收購守則所指之任何後果。於最後實際可行日期，信德船務有限公司、澳門旅遊娛樂有限公司(「澳娛」)及何鴻燊博士(及其聯繫人等)合共實益擁有本公司已發行股本54.78%之權益。根據此持股量及倘董事會根據購回授權全面行使權力以購回股份，信德船務有限公司、澳娛及何鴻燊博士(及其聯繫人等)之持股量將會增加至本公司已發行股本60.87%。

董事會目前無意於收購守則所引致全面收購責任之情況下行使購回授權。

各董事或(就彼等作出一切合理查詢後所知)彼等之聯繫人等目前概無意根據購回授權將任何股份售予本公司(倘該購回授權獲股東批准)。

並無其他關連人士(按上市規則之定義)知會本公司，倘購回授權獲股東批准，彼等現擬出售任何股份予本公司，或彼等已承諾不會出售股份予本公司。

6. 本公司進行之購回股份事項

本公司於通函刊發日期前六個月內概無購回其任何股份(不論是否在聯交所進行)。

以下為將於二零零四年六月三日舉行之股東週年常會上建議重選之四名董事之詳細資料(遵照聯交所最近修訂之上市規則所須披露)。

1. **關超然先生**，67歲，於一九九四年加入本集團。他現時為本公司之獨立非執行董事。關先生亦為新濠國際發展有限公司之獨立非執行董事，以及長江生命科技集團有限公司之非執行董事。關先生持有英國劍橋大學文學士學位，並為英格蘭及威爾斯特許會計師公會之資深會員及香港會計師公會之資深會員。彼為香港執業會計師德勤‧關黃陳方會計師行之前任主席。

   關先生與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何關係。關先生並無持有就證券及期貨條例第XV部所指之本公司股份權益。

   作為一名獨立非執行董事，關先生可收取年度董事袍金200,000港元，另外就擔任審核委員會主席額外收取100,000港元。彼之董事任期按本公司之組織章程細則獲委任。

2. **何超鳳女士**，39歲，於一九九四年加入本集團。彼現時為本公司之副董事總經理及財務總監，亦兼任本公司若干附屬公司之董事。除參與本集團之策劃及發展外，何女士亦負責本集團之整體財務活動，以及物業銷售及投資。何女士持有加拿大多倫多大學工商管理碩士學位(主修財務)及南加州大學學士學位(主修市場學)。

   何女士為本集團行政主席兼主要股東何鴻燊博士之千金。何女士亦為本公司主要股東信德船務有限公司之董事。何女士是本公司之董事何超瓊女士及何超蕸女士之胞妹及胞姐，亦是本公司之董事莫何婉穎女士之侄女。除上文所披露者外，何女士與本公司之其他董事、高級管理層人員、主要股東或控股股東並無任何關係。就證券及期貨條例第XV部而言，何女士分別持有本公司24,801,811股之個人權益及97,820,707股之公司權益。

   作為一名董事，何女士可收取年度董事袍金5,000港元。彼之董事任期按本公司之組織章程細則獲委任。

3. **蘇樹輝博士**，53歲，於一九七五年加入本集團。他現時為本公司之執行董事，亦兼任本公司若干附屬公司之董事。蘇博士亦為禹銘投資有限公司之獨立非執行董事及英皇娛樂集團有限公司之非執行董事。蘇博士負責本集團行政及企業拓展事務。蘇博士持有香港大學理學士學位並獲企業管理學博士學位。蘇博士亦為特許秘書及行政人員公會會員。

   蘇博士為本公司主要股東信德船務有限公司之公司秘書。除上文所披露者外，蘇博士與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何關係。就證券及期貨條例第XV部而言，蘇博士持有本公司10,406,250股之個人權益。

   作為一名董事，蘇博士可收取年度董事袍金5,000港元。彼之董事任期按本公司之組織章程細則獲委任。

4. **岑康權先生**，49歲，於一九九二年加入本集團。彼現時為本公司之執行董事，亦兼任本公司若干附屬公司之董事，主要負責本集團之投資事務。岑先生持有美國加州柏克萊大學工商管理碩士學位。

   岑先生為本公司主要股東澳門旅遊娛樂有限公司(「澳娛」)之監察委員會委員。岑先生亦為澳娛之股東。除上文所披露者外，岑先生與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何關係。岑先生並無持有就證券及期貨條例第XV部所指本公司股份之任何權益。

   作為一名董事，岑先生可收取年度董事袍金5,000港元。彼之董事任期按本公司之組織章程細則獲委任。

本附錄旨在提供有關公司細則之建議修訂之資料。

1. 上市規則修訂

鑑於上市規則之修訂，建議對公司細則作出以下修訂：

(a) **股東投票**－上市規則修訂規定本公司之組織章程細則須載列一項條文，列明股東須按上市規則規定就某一決議案放棄投票或限制股東只可投票贊成或反對某一決議案，由該股東作出而違反該規定或限制之任何投票，均不會獲點算；

(b) **選舉通知期**－上市規則修訂提名董事候選人向公司發出通知之時限作出修訂；

(c) **董事權益**－上市規則修訂擴大董事投票或計算入會議法定人數之限制至其或其聯繫人有重大權益之合約或安排。有關此限制之豁免亦同樣地予以擴大；及

(d) **委任監票人**－上市規則修訂規定本公司可委任「其核數師、股份過戶登記處或合資格擔任核數師之外聘會計師」在股東大會上於進行票選時負責點票之監票人。

2. 公司條例修訂

由於公司(修訂)條例(二零零三年條例第28號)對公司條例作出修訂，建議對公司細則作出以下修訂：

(a) **罷免董事之決議案**－公司現時可透過普通決議案在董事任期屆滿前罷免董事。過往須透過特別決議案。

3. 證券及期貨條例修訂

由於證券及期貨條例已修訂，建議對公司細則作出以下改動:

(a) **公司細則第67A條「認可結算所」之詮釋**－「認可結算所」之詮釋將被修訂，在該詮釋下凡指已廢除的證券及期貨(結算所)條例將被證券及期貨條例(香港法例第571章)取代。

4. 審閱修訂

根據本公司就公司細則進行定期審閱，建議作出以下之修訂：

(a) **董事會及委員會會議通告**－本公司必須向離港之董事及委員會成員發出董事會及委員會會議通告。

(b) **董事會會議法定人數**－董事總經理及／或副董事總經理必須為法定人數之成員。

(c) **董事會對委員會之授權**－董事會可於任何時候及按其認為合適之條款及條件，將其權力、權限及酌情權委以任何委員會，當中必須(i)包括董事總經理及／或副董事總經理；及(ii)法定人數須由委任加入該委員會之大部分董事，並由委任加入該委員會之董事總經理及／或副董事總經理組成。

本公司組織章程細則第56條有關股東要求進行票選之程序：

於任何股東大會上，除非(在宣佈舉手表決結果時或以前，或於撤銷任何其他票選要求時)經正式要求票選，否則提呈於大會表決之決議案將以舉手投票方式表決。在公司條例之規限下，有關要求票選可由下述任何一方提出：

(a) 大會主席；或

(b) 最少三名親身或其委任受委代表出席並有權投票之股東；或

(c) 任何親身或其委任受委代表出席之股東，合共持有有權出席及於股東大會上投票之所有股東之總投票權不少於十分一；或

(d) 任何親身或其委任受委代表出席之股東，並持有獲賦予出席及於股東大會上投票權利之股份繳足之金額合計相等於不少於獲賦予權利之所有股份繳足總額十分一。

除非要求票選並該項要求並無被撤回，主席宣佈一項決議案經舉手投票之方式通過或一致通過或以某一大多數通過或以某一大多數否決或不予通過，並登記於載述本公司大會會議紀錄，有關結果即為該事實之確證，而無須提出投票贊成或反對該決議案之數目或比數之證明。

SHUN TAK
信德集團有限公司

(依據公司條例在香港註冊成立之有限公司)

(股份代號：**0242**)

股東特別大會通告

茲通告信德集團有限公司(「本公司」)訂於二零零四年六月三日(星期四)下午二時四十分(或緊隨於同日同地點召開之本公司股東週年常會結束或續會後)假座香港中環干諾道中200號信德中心招商局大廈一樓澳門賽馬會會所黃金閣召開股東特別大會，以考慮並酌情通過下列決議案為特別決議案：

特別決議案

動議本公司之組織章程細則作出以下修改：

(a) 於公司細則第3條加入下述之新釋義：

「「聯繫人」具有上市規則第1.01條賦予該詞之涵義；」；

「「核數師」指當時負責履行該職務之人士；」；

「「上市規則」指香港聯合交易所有限公司證券上市規則；」；

「「附屬公司」具有上市規則第1.01條賦予該詞之涵義；」；

(b) 刪除公司細則第3條「執行董事」定義內出現之「助理董事總經理」一詞，並以「副董事總經理」一詞取代；

(c) 刪除整條公司細則第57條，並以下列條文取代：

「57. 倘正式提出進行票選之要求，須按主席指示之方式進行，主席可委任監票人(須為核數師、本公司之股份過戶登記處或合資格擔任本公司核數師之外聘會計師)進行。就提出票選要求的決議案而言，票選之結果須被視為大會之一項決議。」；

(d) 於公司細則第65條之後加入下述之新公司細則：

「65A.根據上市規則，倘任何股東必須就任何個別決議案放棄投票，或受限制只可投票贊成或反對任何個別決議案，則在違反該規定或限制之情況下，由該股東作出或代表該股東作出之投票，均不會獲點算。」；

(e) 刪除於公司細則第67A條出現之「證券及期貨(結算所)條例(香港法例第420章)」字眼，並以「證券及期貨條例(香港法例第571章)及其不時生效之任何修訂」字眼取代；

(f) 刪除於公司細則第74條第一行中「特別」一詞，並以「普通」一詞取代；

(g) 刪除於公司細則第75條第二及第三行中「於指定舉行大會之日前不少於七個及不多二十八個完整日」字眼，並以下述字句取代：

「由不早於就該選舉而召開之大會之通告寄發日期翌日起至不遲於該大會舉行日期前七日之期間內」；

(h) 刪除公司細則第81條第二行中「助理董事總經理」一詞，並以「副董事總經理」一詞取代；

(i) 透過以下修訂公司細則第85條：

(1) 刪除第(E)段最後一行中「百分之一(1%)」之字眼，並以「百分之五(5%)」之字眼取代；

(2) 刪除現有之(H)段，並以下列條文取代：

「除公司細則另有規定外，董事不得就(就其所知)有關該董事或其任何聯繫人擁有重大權益之任何合約或安排或建議之任何董事會決議案投票(或計入法定人數)，但此限制並不適用於以下事項：

(i) 向下列人士提供任何抵押或賠償保證：

(a) 就董事或其聯繫人應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益借出款項或招致或承擔之債務，而向該董事或其聯繫人提供任何抵押或賠償保證；或

(b) 就董事或其聯繫人個別或共同承擔全部或部份擔保或賠償保證或提供抵押的本公司或其任何附屬公司之負債或債務而向第三者提供任何抵押或賠償保證；

(ii) 任何有關提呈發售或有關由本公司提呈發售發行其或其創立或擁有權益的任何其他公司的股份或債券或其他證券以供認購或購買之建議而董事或其聯繫人參與或將會參與發售建議之包銷或分包銷；

(iii) 有關董事或其聯繫人僅因作為高級職員或行政人員或股東而直接或間接擁有合共不超過5%或以上權益之任何其他公司的任何建議或安排；

(iv) 有關本公司或其附屬公司僱員利益包括以下各項的任何建議或安排：

(a) 採納、修訂或實施任何董事或其聯繫人可從中受惠的僱員股份計劃或任何股份獎勵或購股權計劃；或

(b) 採納、修訂或實施與本公司或其任何附屬公司董事或其聯繫人及僱員有關的公積金或退休金、死亡或傷殘津貼計劃，而其中並無給予董事或其聯繫人任何與該計劃或基金有關的人士一般未獲賦予之特權或利益；及

(v) 董事或其聯繫人只因其或彼等在本公司股份或債券或其他證券擁有的權益而與本公司股份或債券或其他證券的其他持有人以同一方式在其中擁有權益的任何合約或安排。

(3) 刪除現有之(I)段，並以下列條文取代：

「倘若及只要(僅限於倘若及只要)董事或其聯繫人(不論直接或間接)持有或實益擁有一間公司(或其或其聯繫人藉以獲得有關權益之任何第三間公司)任何類別已發行股份或該公司授予股東之投票權5%或以上權益，該董事或其聯繫人即被視為擁有該公司5%或以上之權益。就本段而言，董事或其聯繫人以被

動受託人或保管受託人身份持有而其在當中並無實際權益之任何股份、董事或聯繫人在當中僅享有之權益乃屬復歸或剩餘性質而有若干其他人士可從信託所包含之股份獲得收入，及董事或其聯繫人僅以單位持有人形式擁有權益之認可單位信託計劃所涉及之股份不計算在內。」；

(4) 刪除現有之(J)段，並以下列條文取代：

「當董事或其聯繫人持有5%或以上之權益之公司於某項交易擁有重大利益，則該董事視為於該項交易擁有重大利益。」；

(5) 刪除現有之(K)段，並以下列條文取代：

「倘任何董事會會議對董事或其聯繫人(會議主席除外)之權益之重大性或對任何董事(主席除外)是否有權投票或計入法定人數有任何疑問，而該等疑問並無因其自願同意放棄投票或不予計入法定人數而得以解決，則該等疑問須提呈會議主席，而其對該其他董事之裁決應為最終及不可推翻，惟據董事所知該董事或其聯繫人之權益性質或程度並未披露予董事會則除外。倘上述之疑問乃與會議主席有關，該等疑問應以董事會決議案決定(就此而言，該主席可計入法定人數，但不得對該決議案投票)，而決議案應為最終及不可推翻，惟據該主席所知該主席或其聯繫人之權益性質或程度仍未披露予董事會則除外。」。

(j) 刪除整條公司細則第87條，並就此重新順序編排其後之公司細則條目；

(k) 刪除公司細則第96條，並以下列條文取代：

「95. 董事會會議通告，或根據公司細則第100條成立之委員會之會議通告，倘已親身派送或以口頭方式通知或以普通郵遞方式書面寄往或以傳真或電子郵遞方式傳送至該名董事或委員會成員（視乎情況而定）就此目的給予本公司之地址或傳真號碼或電郵地址（視乎適用而定），則被視為已正式向該名董事或委員會成員（視乎適用而定）發出該會議通告。對於離港或擬離港之董事或委員會成員，董事會或委員會之會議通告（視乎適用而定）須於其離港期間以口頭方式通知或以普通郵遞方式書面寄發或以傳真或電子郵遞方式傳送至其就此目的而言給予本公司之地址或傳真號碼或電郵地址（視乎適用而定），但該項通告毋須早於發給沒有離港之董事或委員會成員之通告前發出。董事或委員會成員可放棄任何即將發出或追溯發出之會議通告。」；

(l) 刪除整條公司細則第97條，並以下列條文取代：

「96. 處理董事會事務所規定之法定人數，可由董事會釐定，除非已釐定為其他數目，否則須為兩名董事。就本公司細則而言，並在符合及受任何法例或上市規則或任何其他適用之管轄司法權區之監管機構之規則及／或規例之規定下，由董事會釐定之數目，或該兩名法定董事（視乎情況而定），必須包括董事總經理及／或副董事總經理。任何董事於董事會會議上停任為董事，如無其他董事反對及因其停任為董事而未達法定人數要求，則其可繼續出席該董事會會議及以董事身份行事及計入法定人數內，直至該董事會會議結束為止。」；及

(m) 刪除公司細則第101條，並以下列條文取代：

「100. 董事會可以決議案之方式，於其認為合適之時間及按其認為合適之條款及受其認為合適之條件規限下，將其權利、權限及酌情權（附帶再委任之權力）委以由一名或以上之董事及（如其認為合適）一名或以上之其他人士組成之任何委員會，惟（在符合任何法例或上市規則或任何其他管轄司法權區之適用監管機構之規則及／或規例之規定下）：

(a) 任何該等委員會之成員須包括董事總經理及／或副董事總經理；及

(b) 該委員會處理事務所需之法定人數，須為委任加入該委員會之大多數董事，以及委任加入該委員會之董事總經理及／或副董事總經理。

有關委員會之權力、權限及酌情權之範圍，須以授權該委員會之董事會決議案所列者為限，董事會並可不時作出決議對此等範圍進行修訂及取替。董事會有權於任何時候及不時撤回、撤銷、修改或更改任何該等權力、權限及酌情權，以及有權解除任何該等委員會全部或部分之權力。任何據此成立之委員會可行使獲授之權力、權限及酌情權，惟須遵守董事會可能向其施加之任何規例。」。

承董事會命
公司秘書
曾美珠女士

香港，二零零四年四月二十九日

註冊辦事處：
香港中環
干諾道中200號
信德中心西座39字頂樓

附註：

一. 凡有權出席上述大會並於會上投票之本公司股東，均有權委任一名或兩名受委代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

二. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人或授權人士簽署證明之該等授權書或授權文件副本，須於大會或其任何續會指定舉行時間四十八小時前送達本公司註冊辦事處，方為有效。

三. 填妥及交回代表委任表格後，股東仍可出席上述大會或其任何續會，並在會上投票。倘股東可出席大會，並於會上投票。則代表委任表格將被視為已撤回。

四. 倘屬聯名股份持有人，任何一位持有人均可親自或以其受委代表就該等股份於大會上投票，但以較優先一位人士之投票將獲接納，其他聯名持有人之投票則不會受理，就此而言，優先次序按照聯名持有人於本公司股東名冊上之排名先後而定。

五. 本通告之中、英版本如有歧義，概以英文版本為準。

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 0242)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Shun Tak Holdings Limited (the "Company") will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchant Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Thursday, 3rd June 2004 at 2:40pm (or as soon thereafter as the Annual General Meeting of the Company convened for the same date and place shall have concluded or been adjourned) for the purpose of considering and if thought fit, passing the following resolution as a special resolution:

SPECIAL RESOLUTION

THAT the Articles of Association of the Company be altered:

(a) by the insertion in Article 3 of the following new definitions:

""associate" has the meaning given to that expression in Rule 1.01 of the Listing Rules;";

""Auditors" means the persons for the time being performing the duties of that office;";

""the Listing Rules" means the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited;";

""subsidiary" has the meaning given to that expression in Rule 1.01 of the Listing Rules;";

(b) by the deletion of the words "Assistant Managing Director" where they occur in Article 3 of the definition of "Executive Director" and the substitution therefor of the words "Deputy Managing Director";

(c) by the deletion therefrom of Article 57 in its entirety and the substitution therefor of the following:

"57. If a poll is duly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers (who shall be the Auditors, share registrar of the Company or external accountants who are qualified to serve as auditors for the Company). The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.";

(d) by the insertion of the following new Article after Article 65:

"65A. Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(e) by the deletion of the words "Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" where they occur in Article 67A and the substitution therefor of the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any amendments thereto for the time being in force";

(f) by the deletion of the word "special" where it occurs in the first line of Article 74 and the substitution therefor of the word "ordinary";

(g) by the deletion of the words "not less than seven and not more than twenty-eight clear days before the day appointed for the meeting" where they occur in the second and third lines of Article 75 and the substitution therefor of the following:

"during the period commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting";

(h) by the deletion of the words "Assistant Managing Director" where they occur in the second line of Article 81 and the substitution therefor of the words "Deputy Managing Director";

(i) by the amendment of Article 85 by:

(1) the deletion of the words "1 per cent." where they occur in the last line of paragraph (E) and the substitution therefor of the words "5 per cent.";

(2) the deletion therefrom of the existing paragraph (H) and the substitution therefor of the following:

"Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement in which he, or any of his associate(s), is to his knowledge materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) the giving of any security or indemnity either:

(a) to a Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) do not own in aggregate 5 per cent. or more;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associate(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.";

(3) the deletion therefrom of the existing paragraph (I) and the substitution therefor of the following:

"A company shall be deemed to be a company in which a Director or his associate(s) owns 5 per cent. or more if and so long as (but only if and so long as) he/they is/are (either directly or indirectly) the holder(s) of or beneficially interested in 5 per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare trustee or custodian trustee and in which he/they has no beneficial interest, any shares comprised in a trust in which the Director's or associate's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or associate(s) is interested only as a unit holder.";

(4) the deletion therefrom of the existing paragraph (J) and the substitution therefor of the following:

"Where a company in which a Director or his associate(s) holds 5 per cent. or more is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.";

(5) the deletion therefrom of the existing paragraph (K) and the substitution therefor of the following:

"If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director or his associate(s) (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in case where the nature or extent of the interest of the Director concerned and of his associate(s) as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman and of his associate(s) as known to such chairman has not been fairly disclosed to the Board.".

(j) by the deletion therefrom of Article 87 in its entirety and the re-numbering of the following numbered Articles accordingly;

(k) by the deletion therefrom of Article 96 and the substitution therefor of the following:

"95. Notice of a Board meeting, or of a meeting of a committee established pursuant to Article 100, shall be deemed to be duly given to a Director or committee member (as the case may be) if it is given to him personally or by word of mouth or sent in writing to him by ordinary post, facsimile or electronic means at the address or facsimile number or email address (whichever is applicable) given by him to the Company for this purpose. For a Director or committee member absent or intending to be absent from Hong Kong, notice of a Board meeting or committee meeting (as the case may be) shall, during his absence, be sent by word of mouth or sent in writing by ordinary post, facsimile or electronic means to the address or facsimile number or email address (whichever is applicable) given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to Directors or committee members not so absent. A Director or committee member may waive notice of any meeting either prospectively or retrospectively.";

(l) by the deletion therefrom of Article 97 in its entirety and the substitution therefor of the following:

"96. The quorum necessary for the transaction of the business of the Board may be fixed by the Board, and unless so fixed at any other number, shall be two Directors. For the purposes of this Article, and subject to compliance with any requirements of law or the Listing Rules or the rules and/or regulations of any other applicable regulatory body of competent jurisdiction, the number fixed by the Board, or the two (as the case may be), must include Managing Director and/or Deputy Managing Director. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present."; and

(m) by the deletion therefrom of Article 101 and the substitution therefor of the following:

"100. The Board may, by resolution, delegate any of its power, authorities and discretions (with power to sub-delegate) for such time and on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that, subject to compliance with any requirements of law or the Listing Rules or the rules and/or regulations of any other applicable regulatory body of competent jurisdiction:

(a) Managing Director and/or Deputy Managing Director must be a member of any such committee; and

(b) the quorum necessary for the transaction of the business of any such committee shall be a majority of the Directors appointed to such committee and Managing Director and/or Deputy Managing Director appointed thereto.

The scope of the relevant committees' powers, authorities and discretions shall be limited to those set out in the relevant Board resolution constituting such committee, as from time to time varied or superseded by any relevant further Board resolution, and the Board shall be entitled at any time, and from time to time, to revoke, withdraw, alter or vary any of such powers, authorities and discretions and discharge any such committee in whole or in part. Any committee so formed shall, in exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.".

By order of the Board
Ms. Angela Tsang
Company Secretary

Hong Kong, 29th April, 2004

Registered office:
Penthouse
39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend, and vote at, the above meeting is entitled to appoint one or two proxies to attend and on a poll to vote in his stead. A proxy need not be a member of the Company.
2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.
3. Completion and return of the form of proxy will not preclude a member from attending and voting at the above meeting or any adjournment thereof if he so wishes. In that event, his form of proxy will be deemed to have been revoked.
4. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.
5. In the case of any conflict between any translation and the English text hereof, the English text will prevail.

As at the date hereof, the Executive Directors of the Company are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum. The Non-Executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Louise Mok and the Independent Non-Executive Directors are Mr. Robert Kwan and Sir Roger Lobo.

The Standard Tuesday, April 20, 2004

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 242)

Notice of Appointment of Company Secretary

The Board of Directors (the "Board") of Shun Tak Holdings Limited (the "Company") wishes to announce that Dr. Ambrose So, who remains an Executive Director of the Company, is retiring as the Company Secretary of the Company. Ms. Tsang Mei Chu, Angela has been appointed as the Company Secretary with effect from 19th April 2004.

Ms. Tsang is a professional accountant and an associate member of the Hong Kong Society of Accountants. Ms. Tsang joined the Company in 1998 and is currently the Group Financial Controller of the Company.

The Board wishes to take this opportunity to extend its appreciation to Dr. So for his valuable contributions as Company Secretary during his tenure of service.

As at the date hereof, the Executive Directors of the Company are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum. The Non-Executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Louise Mok and the Independent Non-Executive Directors are Mr. Robert Kwan and Sir Roger Lobo.

By the order of the Board of Directors
Shun Tak Holdings Limited
Ms. Daisy Ho
Executive Director

Hong Kong, 19th April 2004.

香港經濟日報
2004年4月20日 星期二

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

(股份代號：**242**)

委任公司秘書通告

信德集團有限公司(「公司」)之董事會(「董事會」)宣佈蘇樹輝博士將退任為公司秘書，只留任為公司之執行董事。曾美珠女士已委任為公司秘書，任期由二零零四年四月十九日起生效。

曾女士為專業會計師，亦是香港會計師公會之會員。曾女士於一九九八年起加入公司，現為集團之財務主管。

董事會藉此對蘇博士在作為公司秘書之任期間對公司所作出之寶貴貢獻致謝。

於本公佈日，公司之執行董事為何鴻燊博士、何超瓊女士、何超鳳女士、蘇樹輝博士、霍永明先生、謝天賜先生、陳偉能先生、何超蕸女士、岑康權先生，非執行董事為拿督鄭裕彤博士及莫何婉穎女士而獨立非執行董事為關超然先生及羅保爵士。

承董事會命
信德集團有限公司
執行董事
何超鳳女士

香港：二零零四年四月十九日